UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, DC 20549

                         ----------------

                           SCHEDULE 13D

            UNDER THE SECURITIES EXCHANGE ACT OF 1934
                        (Amendment No. 1)

             SPECTRUM INFORMATION TECHNOLOGIES, INC.
                         (Name of Issuer)

             COMMON STOCK, PAR VALUE $.001 PER SHARE
                  (Title of Class of Securities)

                            847623303
                          (CUSIP Number)

                        Donald J. Amoruso
             Spectrum Information Technologies, Inc.
                     2700 Westchester Avenue
                        Purchase, NY 10577
                          (914) 251-1800
          (Name, address and telephone number of person
        authorized to receive notices and communications)

                         February 6, 1998
     (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1 (b) (3) or (4), check the following box [  ].

       Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

                            SCHEDULE 13D

---------------------------------    --------------------------------
CUSIP NO.    847623303                Page 2 of 4
---------------------------------    --------------------------------

---------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Donald J. Amoruso         SS# ###-##-#### [optional]
---------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *   (a)[ ]
                                                            (b)[ ]

---------------------------------------------------------------------
3      SEC USE ONLY

---------------------------------------------------------------------
4      SOURCE OF FUNDS *

       SC
---------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)                          [ ]

---------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S.
---------------------------------------------------------------------
                7     SOLE VOTING POWER

  NUMBER OF           108,730
               ------------------------------------------------------
   SHARES       8     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY           0
               ------------------------------------------------------
  REPORTING     9     SOLE DISPOSITIVE POWER
   PERSON
    WITH              108,730
               ------------------------------------------------------
                10    SHARED DISPOSITIVE POWER

                      0
---------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       108,730
---------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN
       ROW (11) EXCLUDES CERTAIN SHARES *                      [ ]

---------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       8.6%
---------------------------------------------------------------------
14     TYPE OF REPORTING PERSON *

       IN
---------------------------------------------------------------------

Item 1.    Security and Issuer.

      The name of the issuer with respect to which this Schedule 13D is being filed is Spectrum Information Technologies, Inc. (hereinafter called the "Issuer"). The address of the Issuer's principal executive offices is 2700 Westchester Avenue, Purchase, NY 10577. This statement relates to the Issuer's Common Stock, $.001 par value (the "Common Stock").

Item 2.    Identity and Background.

      (a) This Schedule 13D is being filed on behalf of Donald J. Amoruso (the "Reporting Person").

      (b)  Mr. Amoruso's home address is 463 Sleepy Hollow Road,
Pleasantville, NY 10570.

      (c) Mr. Amoruso is the Chief Executive Officer, President and Chairman of the Board of the Issuer.

      (d) Mr. Amoruso has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) Mr. Amoruso has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f)  Mr. Amoruso is a United States citizen.

Item 3.    Source and Amount of Funds or Other Consideration.

      Beneficial
      Shares         Source and Amount of Funds
      ----------     --------------------------
      32,502         Shares subject to options received from the
                     Issuer to purchase Common Stock exercisable within sixty days of February 6, 1998; No funds required for acquisition. Includes
                     6,250 shares subject to options that will only vest upon the achievement of certain performance objectives before the Issuer's
                     March 31, 1998 fiscal year end.

      75,728 Stock bonus pursuant to Chapter 11 plan of reorganization approved by the U.S. Bankruptcy Court for the Eastern District of New York; Mr. Amoruso entered into a $19,000 interest bearing loan agreement with Issuer to pay withholding taxes associated with 37,864 shares of such distribution on August 15, 1997. Mr. Amoruso entered into a $30,000 interest bearing loan agreement with Issuer to pay withholding taxes associated with 37,864 shares of such distribution on February 6, 1998.

         500         Stock purchased in the open market with
                     personal funds at an aggregate cost of
                     $750 on August 19, 1997.
      -----

      108,730    Total amount of Beneficial Shares

Item 4.    Purpose of Transactions

      The acquisition of Common Stock has been made by Mr. Amoruso for investment purposes. Although Mr. Amoruso has no present intention to do so, he may make additional purchases or make sales of Common Stock either in the open market or in privately negotiated transactions. Mr. Amoruso has been awarded an additional 37,865 shares of Common Stock pursuant to Issuer's 1996 Incentive Deferral Plan. These shares will be distributed in August 1998. Mr. Amoruso has been awarded an option to purchase 12,500 shares of Issuer's Common Stock which will vest in equal quarterly installments beginning on June 30, 1998 and continuing through March 31, 1999. Mr. Amoruso has also been awarded an option to purchase up to an additional 12,500 shares of Common Stock that will vest only upon the achievement of certain performance objectives.

      Except as set forth in this Item 4, Mr. Amoruso has no present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of the Schedule 13D. However, Mr. Amoruso reserves the right to propose or participate in future transactions which may result in one or more of such actions.

Item 5.    Interest in Securities of the Issuer.

      (a) Mr. Amoruso beneficially owns 108,730 shares of Common Stock (See Item 3). This represents 8.6% of the issued and outstanding Common Stock. This includes 6,250 shares subject to options that will only vest upon the achievement of certain performance objectives before the Issuer's March 31, 1998 fiscal year end.

      (b) Mr. Amoruso has sole voting power and dispositive power with respect to 108,730 shares of Common Stock.

      (c) Except for the following transactions, there have been no transactions in respect of the Common Stock during the past 60 days which are required to be reported in this Item 5:

                            Shares of Common Stock          Price Paid
      Settlement Date       Beneficially Owned              Per Share
      ---------------       ----------------------          ----------
      December 31, 1997     1,563  Shares subject to           N/A
                                   options exercisable
                                   pursuant to the
                                   Issuer's 1996 Stock
                                   Incentive Plan vested
                                   on this date.

      February 6, 1998     37,864  Stock bonus pursuant        N/A
                                   to Issuer's 1996
                                   Incentive Deferral
                                   Plan.

      (d) No person other than Mr. Amoruso has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of Common
           Stock owned beneficially by Mr. Amoruso.

      (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      With respect to the 37,864 share stock bonus on August 15, 1997, Mr. Amoruso has pledged 16,963 shares as security for an interest bearing loan from the Issuer, the proceeds of which were used to pay the withholding taxes relating to the bonus. With respect to the 37,864 share stock bonus on February 6, 1998, Mr. Amoruso has pledged 19,311 shares as security for an interest bearing loan from the Issuer, the proceeds of which were used to pay the withholding taxes relating to the bonus.

Item 7.    Material to be Filed as Exhibits.

      Pledge Agreement between Issuer and Donald J. Amoruso dated
August 15,1997 is incorporated by reference to Schedule 13D filed on August 28, 1997.

      Pledge Agreement between Issuer and Donald J. Amoruso dated February 6, 1998.

      Promissory Note executed by Donald J. Amoruso dated August
15, 1997 is incorporated by reference to Schedule 13D filed on August 28, 1997.

      Promissory Note executed by Donald J. Amoruso dated
February 6, 1998.

Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      Donald J. Amoruso


Date: February 10, 1998               /s/ Donald J. Amoruso
                                      ------------------------